UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2013

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On October 23, 2013, Can-Fite BioPharma Ltd. (the “Company”) filed a Form 6-K with the Securities and Exchange Commission (the “SEC”) disclosing that the Company issued a press release in Israel that same day announcing the completion of the sale by the Company pursuant to a shelf registration report in Israel of 3,675 units, each consisting of 500 ordinary shares, nominal value NIS 0.25 per share, of the Company (“Ordinary Shares”) and 375 Series 12 Options to purchase Ordinary Shares (“Series 12 Options”), for an aggregate of 1,837,500 Ordinary Shares and 1,378,125 Series 12 Options. The purchase price in the offering was NIS 5,800 per unit ($1,648.52 based on the exchange rate of New Israel Shekels to U.S. Dollars of NIS 3.51830 to $1.00), for an aggregate purchase price for all units of NIS 21,315,000 ($6,058,323.62 using the same exchange rate). After the payment of sales commissions, the Company received net proceeds from the offering of NIS 20,226,250 ($5,748,870.19). The foregoing sale of units by the Company is hereafter referred to as the “Capital Raise”.

In connection with the Company’s original listing application to be filed with the NYSE MKT LLC (the “NYSE MKT”), the NYSE MKT requested that the Company confirm that it meets the applicable minimum shareholders’ equity requirements for listing on the NYSE MKT by filing with the SEC an unaudited pro forma interim consolidated balance sheet dated as of September 30, 2013 giving effect to the Capital Raise as if it had occurred on or prior to September 30, 2013 (the “Pro Forma Balance Sheet”). Accordingly, the Pro Forma Balance Sheet, which is based on the Company’s unaudited interim consolidated balance sheet dated as of September 30, 2013, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Can-Fite BioPharma Ltd.’s Unaudited Pro Forma Interim Consolidated Balance Sheet, dated as of September 30, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: November 8, 2013	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

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